

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Kevin Green
Vice President, Finance and Chief Financial Officer
Cerus Corporation
1220 Concord Avenue, Suite 600
Concord, CA 94520

> **Re: Cerus Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 8-K filed August 4, 2022**
> **File No. 000-21937**

Dear Mr. Green:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 4, 2022

Exhibits

1.   We note that you are adjusting your non-GAAP measure, Adjusted EBITDA, for non-operating expenses, government contract revenue, and for direct expenses related to work supporting government contracts, which are reimbursed and reflected under government contract revenue in the condensed consolidated statement of operations. Please tell us why you believe the adjustment for government contract revenue and for direct expenses related to working government contracts is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, given that these items appear to be normal and recurring. Please also explain to us in more detail the nature of the non-operating expenses that are being in adjusted for in your measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences